EXHIBIT 99(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter
	ended March 31		,
(in millions)	2004	2003

Earnings, including interest on deposits (1):
Income before income tax expense	$2,714	$2,314
Fixed charges	858	926

	$3,572	$3,240

Fixed charges (1):
Interest expense	$808	$879
Estimated interest component of net rental expense	50	47

	$858	$926

Ratio of earnings to fixed charges (2)	4.16	3.50

Earnings, excluding interest on deposits:
Income before income tax expense	$2,714	$2,314
Fixed charges	488	499

	$3,202	$2,813

Fixed charges:
Interest expense	$808	$879
Less interest on deposits	370	427
Estimated interest component of net rental expense	50	47

	$488	$499

Ratio of earnings to fixed charges (2)	6.56	5.64

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.